Mail Stop 6010

    December 8, 2005

Ms. Corrine H. Lyle
Vice President, Chief Financial Officer and Treasurer
Edwards LifeSciences Corporation
One Edwards Way
Irvine, CA 92614

 RE: Edwards LifeSciences Corporation
  Form 10-K for the fiscal year ended December 31, 2004
  Filed March 7, 2005
  File No. 1-15525
  Form 8-K filed 10/25/05

Dear Ms. Lyle:

    We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should
revise your document in future filings in response to these
comments.
If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be
as
detailed as necessary in your explanation. In some of our
comments,
we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we
may
raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

FORM 10-K for the period ending December 31, 2004

Notes to Financial Statements, page 53

Note 2 Summary of Significant Accounting Policies, page 53

Investments in Unconsolidated Affiliates, page 57

1. We see that as of December 31, 2004, Edwards LifeSciences had a
$7.5 million unrealized loss related to a $12.6 million investment
in
a publicly traded company. You indicate the trading value of the
investment has been less than the original cost for greater than
one
year. We also see disclosures in your 2003 Form 10-K that
indicate
the investment had an unrealized loss of $7.3 million as of
December
31, 2003. Please tell us why you believe this impairment is
temporary. Tell us when you made the investment and the name of

the
company.   Please describe your investment impairment analysis and
conclusions for each quarterly period this investment has been
trading at values below your historical cost.   Provide us with
market
information regarding the high and low trading range and closing
value of this stock for each quarterly period during 2003 to the
present.   Consider the guidance at Staff Accounting Bulletin Topic
5M
and EITF 03-1 when preparing your response to our comment.   We may
have further comments after reviewing your response.

FORM 8-K filed 10/25/05

2. We see that you present certain non-GAAP information in the
form
of an income statement. That adjusted income statement presents
numerous non-GAAP amounts and sub-totals. Disclosures about non-
GAAP
measures should fully conform to the requirements of Item
10(e)(1)(i)
to Regulation S-K and Question 8 to the FAQ Regarding the Use of
Non-
GAAP Financial Measures dated June 13, 2003.   Either delete the
non-
GAAP income statement from all future press releases or expand
future
releases to present detailed and specific disclosure of the
following
for each non-GAAP measure:
* The substantive reasons why management believes the non-GAAP .
measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP
measure
to conduct or evaluate its business;
* The economic substance behind management`s decision to use the
measure; and
* The material limitations associated with the use of the non-GAAP
measure as compared to the use of the most directly comparable
GAAP
measure, including the manner in which management compensates for
these limitations when using the non-GAAP measure.
Expanded disclosure should not be generic or cookie-cutter. The
existing disclosures do not provide sufficient information.   Show
us
how you plan to comply with this comment.   We may have further
comment upon review of that response.

3. We also note that you refer to certain non-GAAP information as
"pro forma".   Pro forma has a distinct meaning under Article 11 of
Regulation S-X and use of that term in conjunction with adjusted
non-
GAAP financial information may be confusing to investors.   In
future
filings please refrain from using the pro forma terminology when
referring to your non-GAAP financial information.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that they
have
provided all information investors require.   Since the company and
its management are in possession of all facts relating to a
company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

 In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the
disclosure in the filings;
* staff comments or changes to disclosure in response to staff
comments in the filings reviewed by the staff do not foreclose the

Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

     In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

     As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our
comments.

     You may contact Dennis Hult, Staff Accountant, at (202) 551-
3618 or me at (202) 551-3603 if you have questions regarding
comments
on the financial statements and related matters. In this regard,
do
not hesitate to contact Angela J. Crane, Accounting Branch Chief,
at
(202) 551-3554.

     Sincerely,

     Jay Webb
     Reviewing Accountant
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